SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

TECUMSEH PRODUCTS COMPANY

(Name of Issuer)

Class B Common Stock, $1.00 par value

(Title of Class of Securities)

878895 10 1

(CUSIP Number)

Alan Singer, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 (215) 963-5224

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 3 Pages)

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS John H. Reilly, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 3 of 3 Pages

This Amendment No. 4 amends the Schedule 13D filed by John H. Reilly, Jr. (the “Reporting Person”) with respect to the Class B Common Stock, $1.00 par value (the “Class B Common Stock”), of Tecumseh Products Company (the “Issuer”).

Item 2.	Identity and Background.

The Reporting Person died on May 1, 2012, and the Estate of John H. Reilly, Jr. (the “Estate”) now beneficially owns the Issuer securities previously owned by the Reporting Person. The Estate and the Personal Representative of the Estate are filing a separate statement on Schedule 13D that, among other things, addresses the beneficial ownership of subject securities by the Estate.

Item 5.	Interest in Securities of the Issuer.

As noted in Item 2, the Reporting Person is deceased and, therefore, no longer beneficially owns any securities of the issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESTATE OF JOHN H. REILLY, JR.

By:	/s/ JOHN H. REILLY, III
John H. Reilly, III
Personal Representative

Date: November 8, 2012